SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Kennedy-Wilson Holdings, Inc.
(Name of Issuer)
Common Stock, $0.0001 Par Value
(Title of Class of Securities)
489398107
(CUSIP Number)
Paul Rivett
Vice President and Chief Legal Officer
Fairfax Financial Holdings Limited
95 Wellington Street West, Suite 800
Toronto, Ontario, Canada, M5J 2N7
Telephone: (416) 367-4941
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
- With a copy to -
Christopher J. Cummings
Shearman & Sterling LLP
Commerce Court West
199 Bay Street, Suite 4405
Toronto, Ontario M5L 1E8
Telephone (416) 360-8484
August 13, 2010
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.☒
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	489398107	Page	2	of	36

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) V. PREM WATSA

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CANADIAN

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		11,100,074

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

11,100,074

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,100,074

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	489398107	Page	3	of	36

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 1109519 ONTARIO LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

ONTARIO, CANADA

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		11,100,074

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

11,100,074

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,100,074

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	489398107	Page	4	of	36

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) THE SIXTY TWO INVESTMENT COMPANY LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

BRITISH COLUMBIA, CANADA

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		11,100,074

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

11,100,074

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,100,074

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	489398107	Page	5	of	36

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 810679 ONTARIO LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

ONTARIO, CANADA

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		11,100,074

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

11,100,074

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,100,074

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	489398107	Page	6	of	36

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) FAIRFAX FINANCIAL HOLDINGS LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CANADA

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		11,100,074

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

11,100,074

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,100,074

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	489398107	Page	7	of	36

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ODYSSEY AMERICA REINSURANCE CORPORATION

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CONNECTICUT

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,555,503

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

6,555,503

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,555,503

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	489398107	Page	8	of	36

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ZENITH INSURANCE COMPANY

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CALIFORNIA

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,740,382

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

1,740,382

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,740,382

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	489398107	Page	9	of	36

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) UNITED STATES FIRE INSURANCE COMPANY

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,434,328

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

1,434,328

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,434,328

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	489398107	Page	10	of	36

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) THE NORTH RIVER INSURANCE COMPANY

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

NEW JERSEY

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		886,382

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

886,382

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

886,382

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

Item 1.	Security and Issuer.
          The class of securities to which this statement relates is the shares (the “Shares”) of common stock, $0.0001 par value, of Kennedy-Wilson Holdings, Inc. (“Kennedy Wilson”), a Delaware corporation. The Shares are listed on the New York Stock Exchange. The address of the principal executive office of Kennedy Wilson is 9701 Wilshire Blvd., Suite 700, Beverly Hills, CA 90212.

Item 2.	Identity and Background.
          This statement is being jointly filed by the following persons (collectively, the “Reporting Persons”):
1.	V. Prem Watsa, an individual, is a citizen of Canada and is the Chairman and Chief Executive Officer of Fairfax Financial Holdings Limited. Mr. Watsa’s business address is 95 Wellington Street West, Suite 800, Toronto, Ontario, Canada, M5J 2N7;
2.	1109519 Ontario Limited (“1109519”), a corporation incorporated under the laws of Ontario, is controlled by V. Prem Watsa. The principal business of 1109519 is as an investment holding company. The principal business and principal office address of 1109519 is 95 Wellington Street West, Suite 800, Toronto, Ontario, Canada, M5J 2N7;
3.	The Sixty Two Investment Company Limited (“Sixty Two”), a corporation incorporated under the laws of British Columbia, is controlled by V. Prem Watsa. The principal business of Sixty Two is as an investment holding company. The principal business and principal office address of Sixty Two is 1600 Cathedral Place, 925 West Georgia St., Vancouver, British Columbia, Canada, V6C 3L3;
4.	810679 Ontario Limited (“810679”), a corporation incorporated under the laws of Ontario, is controlled by V. Prem Watsa. The principal business of 810679 is as an investment holding company. The principal business and principal office address of 810679 is 95 Wellington Street West, Suite 800, Toronto, Ontario, Canada, M5J 2N7;
5.	Fairfax Financial Holdings Limited (“Fairfax” and, together with its subsidiaries, the “Fairfax Group of Companies”), a corporation incorporated under the laws of Canada, is controlled by V. Prem Watsa. Fairfax is a financial services holding company. The principal business and principal office address of Fairfax is 95 Wellington Street West, Suite 800, Toronto, Ontario, Canada, M5J 2N7;

6.	Odyssey America Reinsurance Corporation (“Odyssey America”), a corporation incorporated under the laws of Connecticut, is a wholly-owned subsidiary of Odyssey Re Holdings Corp. Fairfax owns all of the common stock of Odyssey Re Holdings Corp. The principal business of Odyssey America is reinsurance. The principal business and principal office address of Odyssey America is 300 First Stamford Place, Stamford, Connecticut 06902;
7.	Zenith Insurance Company (“Zenith”), a corporation incorporated under the laws of California, is a wholly-owned subsidiary of Fairfax. The principal business of Zenith is property/casualty insurance. The principal business and principal office address of Zenith is 21255 Califa Street, Woodland Hills, California 91367-5021;
8.	United States Fire Insurance Company (“US Fire”), a corporation incorporated under the laws of Delaware, is a wholly-owned subsidiary of Fairfax. The principal business of US Fire is property/casualty insurance. The principal business and principal office address of US Fire is 305 Madison Ave., Morristown, New Jersey 07962; and
9.	The North River Insurance Company (“North River”), a corporation incorporated under the laws of New Jersey, is a wholly-owned subsidiary of Fairfax. The principal business of North River is insurance. The principal business and principal office address of North River is 305 Madison Ave., Morristown, New Jersey 07962.
Neither the filing of this Schedule 13D nor the information contained herein shall be deemed to constitute an affirmation by V. Prem Watsa, 1109519, Sixty Two, 810679, Fairfax, Odyssey America, Zenith, US Fire or North River that it is the beneficial owner of the Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed.
The name, present principal occupation or employment and name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each director and executive officer of each of the Reporting Persons is set forth in Annex A, B, C, D, E, F, G or H as the case may be, and such Annexes are incorporated herein by reference.
Pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, the Reporting Persons have agreed to file jointly one statement with respect to their ownership of the Shares.
During the last five years, none of the Reporting Persons, and, to the best of each such Reporting Person’s knowledge, none of the executive officers or directors of such Reporting Person have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.
The source of the funds for the purchase of the Shares beneficially owned by the Reporting Persons was cash on hand from existing investment portfolios. The aggregate purchase price for such Shares was approximately $132,550,000.

Item 4.	Purpose of Transaction.
The Reporting Persons acquired the Preferred Stock (as defined below) for investment purposes. One or more entities within the Fairfax Group of Companies, including one or more of the Reporting Persons, may determine to purchase additional securities of Kennedy Wilson in the open market or otherwise, depending upon price, market conditions, availability of funds, evaluation of alternative investments and other factors. While none of the Reporting Persons has any present plans to sell any Preferred Stock or other securities of Kennedy Wilson, one or more of them could determine, based upon the same set of factors listed above with respect to purchases, to sell some or all of such securities. Except as set forth below, the Reporting Persons have no intention to effect any of the transactions specified in Item 4 of Schedule 13D.
Under the Series B Purchase Agreement (as defined below), Kennedy Wilson has agreed to nominate a designee of Fairfax for election as a member of the Board of Directors of Kennedy Wilson, subject to certain conditions. Under the Shareholders Agreement (as defined below), certain stockholders of Kennedy Wilson have agreed to vote all of the shares of voting stock of Kennedy Wilson held by such stockholders in favor of such designee of Fairfax. Stanley R. Zax, Chief Executive Officer and Chairman of the Board of Zenith, has been nominated for election as a member of the Board of Directors of Kennedy Wilson at Kennedy Wilson’s 2010 Annual Meeting of Stockholders, to be held on August 26, 2010.

Item 5.	Interest in Securities of the Issuer.
(a)     Based on the most recent information available, the aggregate number and percentage of the Shares (the securities identified pursuant to Item 1 of this Schedule 13D) that are beneficially owned by each of the Reporting Persons is set forth in boxes 11 and 13 of the second part of the cover page to this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference. Shares reported as beneficially owned herein are Shares issuable upon conversion of the Preferred Stock.
(b)     The numbers of Shares as to which each of the Reporting Persons has sole voting power, shared voting power, sole dispositive power and shared dispositive power is set forth in boxes 7, 8, 9 and 10, respectively, on the second part of the cover page to this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference.

(c)     None of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any person listed in Annex A, B, C, D, E, F, G or H beneficially owns, or has acquired or disposed of, any Shares during the last 60 days.
(d)     No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of Shares held by the Reporting Persons other than each of the Reporting Persons.
(e)     Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer
On May 18, 2010, Kennedy Wilson and Fairfax entered into a 6% Convertible Series A Preferred Stock Purchase Agreement (the “Series A Purchase Agreement”), pursuant to which Fairfax acquired 100,000 shares of Kennedy Wilson’s Series A Preferred Stock (the “Series A Preferred Stock”) for an aggregate purchase price of $100,000,000.
In connection with the purchase of the Series A Preferred Stock, on May 21, 2010, Kennedy Wilson and Fairfax entered into a Registration Rights Agreement (the “Series A Registration Rights Agreement”), pursuant to which the holders of the Series A Preferred Stock have certain demand and piggy-back registration rights with respect to the Series A Preferred Stock and the Shares issuable upon conversion thereof.
Under the Certificate of Designation (the “Series A Certificate of Designation”) filed by Kennedy Wilson with the Secretary of State of the State of Delaware on May 19, 2010, prior to May 19, 2015, each share of Series A Preferred Stock is convertible, at the option of the holder, into approximately 80.5802 Shares, subject to adjustment under certain circumstances (the “Series A Conversion Rate”). On May 19, 2015, each outstanding share of Series A Preferred Stock will automatically be converted into Shares at the Series A Conversion Rate. Cumulative dividends on the Series A Preferred Stock accrue at an annual rate of 6% of the purchase price, and are payable quarterly in arrears.
On August 11, 2010, Kennedy Wilson and Fairfax entered into a Convertible Series B Preferred Stock Purchase Agreement (the “Series B Purchase Agreement”), pursuant to which Fairfax acquired 32,550 shares of Kennedy Wilson’s Series B Preferred Stock (the “Series B Preferred Stock” and, together with the Series A Preferred Stock, the “Preferred Stock”) for an aggregate purchase price of $32,550,000.
Pursuant to the Series B Purchase Agreement, in the event that Kennedy Wilson proposes to issue securities, Fairfax has the right to purchase a proportionate number of such securities to maintain its fully-diluted ownership position, subject to certain conditions.
In connection with the purchase of the Series B Preferred Stock, on August 13, 2010, Kennedy Wilson and Fairfax entered into a Registration Rights Agreement (the “Series B Registration Rights Agreement”), pursuant to which the holders of the Series B Preferred Stock have certain demand and piggy-back registration rights with respect to the Series B Preferred Stock and the Shares issuable upon conversion thereof.

In addition, on August 13, 2010, Kennedy Wilson, Fairfax, and certain Kennedy Wilson stockholders entered into a Shareholders Agreement (the “Shareholders Agreement”), under which such stockholders have agreed that in connection with certain proposed transfers of Kennedy Wilson securities, the Fairfax Group of Companies shall have the right to sell a proportionate number of Shares on the same terms, subject to certain conditions.
Under the Certificate of Designation (the “Series B Certificate of Designation”) filed by Kennedy Wilson with the Secretary of State of the State of Delaware on August 12, 2010, prior to November 3, 2018, each share of Series B Preferred Stock is convertible, at the option of the holder, into approximately 93.4580 Shares, subject to adjustment under certain circumstances (the “Series B Conversion Rate”). At any time on or after May 3, 2017 and prior to November 3, 2018, Kennedy Wilson has the option to convert all or part of the outstanding shares of Series B Preferred Stock into Shares at the Series B Conversion Rate. On November 3, 2018, each outstanding share of Series B Preferred Stock will automatically be converted into Shares at the Series B Conversion Rate. Cumulative dividends on the Series B Preferred Stock accrue at an annual rate $64.52 per share, and are payable quarterly in arrears.
Subject to limited exceptions, holders of the Preferred Stock will have no voting rights. Both the Series A Certificate of Designation and the Series B Certificate of Designation contain customary anti-dilution protection.
The second paragraph in the response to Item 4 above is hereby incorporated by reference into this Item 6.
The descriptions herein of the Series A Purchase Agreement, the Series A Registration Rights Agreement, the Series A Certificate of Designation, the Series B Purchase Agreement, the Series B Registration Rights Agreement, the Shareholders Agreement and the Series B Certificate of Designation (the “Documents”), and the transactions contemplated thereby do not purport to be complete and are subject to, and qualified in their entirety by reference to the Documents, which have been filed as Exhibits to this Schedule 13D.

Item 7.	Material to be Filed as Exhibits.
The following is filed herewith as an exhibit:

Ex. 1:
Joint filing agreement dated as of August 20, 2010 between V. Prem Watsa, 1109519 Ontario Limited, The Sixty Two Investment Company Limited, 810679 Ontario Limited, Fairfax Financial Holdings Limited, Odyssey America Reinsurance Corporation, Zenith Insurance Company, United States Fire Insurance Company and The North River Insurance Company.

Ex. 2:
6% Convertible Series A Preferred Stock Purchase Agreement, dated May 18, 2010, between Fairfax Financial Holdings Limited and Kennedy-Wilson Holdings, Inc. (incorporated by reference to Exhibit 10.1 to the Form 8-K, filed by Kennedy-Wilson Holdings, Inc. on May 21, 2010).

Ex. 3:
Registration Rights Agreement, dated May 21, 2010, between Fairfax Financial Holdings Limited and Kennedy-Wilson Holdings, Inc. (incorporated by reference to Exhibit 10.2 to the Form 8-K, filed by Kennedy-Wilson Holdings, Inc. on May 21, 2010).

Ex. 4:	Certificate of Designation of Series A Preferred Stock (incorporated by reference to Exhibit 3.1 to the Form 8-K, filed by Kennedy-Wilson Holdings, Inc. on May 21, 2010).
Ex. 5:
Convertible Series B Preferred Stock Purchase Agreement, dated August 11, 2010, between Fairfax Financial Holdings Limited and Kennedy-Wilson Holdings, Inc. (incorporated by reference to Exhibit 10.1 to the Form 8-K, filed by Kennedy-Wilson Holdings, Inc. on August 16, 2010).

Ex. 6:
Registration Rights Agreement, dated August 13, 2010, between Fairfax Financial Holdings Limited and Kennedy-Wilson Holdings, Inc. (incorporated by reference to Exhibit 10.2 to the Form 8-K, filed by Kennedy-Wilson Holdings, Inc. on August 16, 2010).

Ex. 7
Shareholders Agreement, dated August 13, 2010, between Fairfax Financial Holdings Limited, Kennedy-Wilson Holdings, Inc., William J. McMorrow and the William J. McMorrow Revocable Trust (incorporated by reference to Exhibit 10.3 to the Form 8-K, filed by Kennedy-Wilson Holdings, Inc. on August 16, 2010).

Ex. 8:	Certificate of Designation of Series B Preferred Stock (incorporated by reference to Exhibit 3.1 to the Form 8-K, filed by Kennedy-Wilson Holdings, Inc. on August 16, 2010).

SIGNATURE
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 20, 2010	V. Prem Watsa
/s/ V. Prem Watsa

SIGNATURE
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 20, 2010	1109519 Ontario Limited
	By:	/s/ V. Prem Watsa
		Name:	V. Prem Watsa
		Title:	President

SIGNATURE
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 20, 2010	The Sixty Two Investment Company Limited
	By:	/s/ V. Prem Watsa
		Name:	V. Prem Watsa
		Title:	President

SIGNATURE
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 20, 2010	810679 Ontario Limited
	By:	/s/ V. Prem Watsa
		Name:	V. Prem Watsa
		Title:	President

SIGNATURE
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 20, 2010	Fairfax Financial Holdings Limited
	By:	/s/ Paul Rivett
		Name:	Paul Rivett
		Title:	Vice President and Chief Legal Officer

SIGNATURE
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 20, 2010	Odyssey America Reinsurance Corporation
	By:	/s/ Deborah M. Slyne
		Name:	Deborah M. Slyne
		Title:	Vice President

SIGNATURE
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 20, 2010	Zenith Insurance Company
	By:	/s/ Michael E. Jansen
		Name:	Michael E. Jansen
		Title:	Executive Vice President and General Counsel

SIGNATURE
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 20, 2010	United States Fire Insurance Company
	By:	/s/ Dennis J. Hammer
		Name:	Dennis J. Hammer
		Title:	Senior Vice President & Controller

SIGNATURE
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 20, 2010	The North River Insurance Company
	By:	/s/ Dennis J. Hammer
		Name:	Dennis J. Hammer
		Title:	Senior Vice President & Controller

Annex Index

Annex	Description
A	Directors and Executive Officers of 1109519 Ontario Limited
B	Directors and Executive Officers of The Sixty Two Investment Company Limited
C	Directors and Executive Officers of 810679 Ontario Limited
D	Directors and Executive Officers of Fairfax Financial Holdings Limited
E	Directors and Executive Officers of Odyssey America Reinsurance Corporation
F	Directors and Executive Officers of Zenith Insurance Company
G	Directors and Executive Officers of United States Fire Insurance Company
H	Directors and Executive Officers of The North River Insurance Company

ANNEX A
DIRECTORS AND EXECUTIVE OFFICERS OF
1109519 ONTARIO LIMITED
     The following table sets forth certain information with respect to the directors and executive officers of 1109519 Ontario Limited.

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any
Corporation or other Organization in
Name	which such employment is conducted	Citizenship

V. Prem Watsa (President and Director)	Chairman and Chief Executive Officer, Fairfax Financial Holdings Limited 95 Wellington Street West Suite 800 Toronto, Ontario M5J 2N7	Canadian

Eric P. Salsberg (Assistant Secretary and Director)	Vice President, Corporate Affairs, Fairfax Financial Holdings Limited	Canadian

ANNEX B
DIRECTORS AND EXECUTIVE OFFICERS OF
THE SIXTY TWO INVESTMENT COMPANY LIMITED
     The following table sets forth certain information with respect to the directors and executive officers of The Sixty Two Investment Company Limited.

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any
Corporation or other Organization in
Name	which such employment is conducted	Citizenship

V. Prem Watsa (President and Director)	Chairman and Chief Executive Officer, Fairfax Financial Holdings Limited 95 Wellington Street West Suite 800 Toronto, Ontario M5J 2N7	Canadian

Eric P. Salsberg (Assistant Secretary and Director)	Vice President, Corporate Affairs, Fairfax Financial Holdings Limited	Canadian

ANNEX C
DIRECTORS AND EXECUTIVE OFFICERS OF
810679 ONTARIO LIMITED
     The following table sets forth certain information with respect to the directors and executive officers of 810679 Ontario Limited.

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any
Corporation or other Organization in
Name	which such employment is conducted	Citizenship

V. Prem Watsa (President and Director)	Chairman and Chief Executive Officer, Fairfax Financial Holdings Limited 95 Wellington Street West Suite 800 Toronto, Ontario M5J 2N7	Canadian

Eric P. Salsberg (Assistant Secretary and Director)	Vice President, Corporate Affairs, Fairfax Financial Holdings Limited	Canadian

ANNEX D
DIRECTORS AND EXECUTIVE OFFICERS OF
FAIRFAX FINANCIAL HOLDINGS LIMITED
     The following table sets forth certain information with respect to the directors and executive officers of Fairfax Financial Holdings Limited.

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any
Corporation or other Organization in
Name	which such employment is conducted	Citizenship

V. Prem Watsa (Chairman and Chief Executive Officer)	Chairman and Chief Executive Officer, Fairfax Financial Holdings Limited 95 Wellington Street West Suite 800 Toronto, Ontario M5J 2N7	Canadian

Anthony Griffiths (Director)	Independent Business Consultant Toronto, Ontario, Canada	Canadian

Robert Gunn (Director)	Independent Business Consultant Toronto, Ontario, Canada	Canadian

David Johnston (Director)	President and Vice-Chancellor, University of Waterloo St. Clements, Ontario, Canada	Canadian

Brandon W. Sweitzer (Director)	Senior Advisor to the President of the Chamber of Commerce of The United States 1615 H Street, NW Washington, DC 20062	United States

Alan D. Horn (Director)	Chairman, Rogers Communications Inc. and President and Chief Executive Officer, Rogers Telecommunications Limited Toronto, Ontario, Canada	Canadian

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any
Corporation or other Organization in
Name	which such employment is conducted	Citizenship

Greg Taylor (Vice President and Chief Financial Officer)	Vice President and Chief Financial Officer, Fairfax Financial Holdings Limited	Canadian

Eric P. Salsberg (Vice President, Corporate Affairs)	Vice President, Corporate Affairs, Fairfax Financial Holdings Limited	Canadian

Paul Rivett (Vice President, Chief Legal Officer)	Vice President, Chief Legal Officer Fairfax Financial Holdings Limited	Canadian

Bradley P. Martin (Vice President, Chief Operating Officer and Corporate Secretary)	Vice President, Chief Operating Officer and Corporate Secretary, Fairfax Financial Holdings Limited	Canadian

ANNEX E
DIRECTORS AND EXECUTIVE OFFICERS OF
ODYSSEY AMERICA REINSURANCE CORPORATION
     The following table sets forth certain information with respect to the directors and executive officers of Odyssey America Reinsurance Corporation.

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any
Corporation or other Organization in
Name	which such employment is conducted	Citizenship

Andrew A. Barnard (Chairman of the Board of Directors, President and Chief Executive Officer)	President, Chief Executive Officer, and Director Odyssey Re Holdings Corp. 300 First Stamford Place, Stamford, Connecticut 06902	United States

Michael G. Wacek (Director)	Executive Vice President, Odyssey Re Holdings Corp	United States

Jan Christiansen (Executive Vice President and Director)	Executive Vice President and Chief Financial Officer, Odyssey Re Holdings Corp.	United States

James B. Salvesen (Senior Vice President and Chief Financial Officer)	Senior Vice President and Chief Financial Officer, Odyssey America Reinsurance Corporation	United States

Peter H. Lovell (Senior Vice President, General Counsel and Corporate Secretary)	Senior Vice President, General Counsel and Corporate Secretary, Odyssey Re Holdings Corp.	United States

Brian D. Young (Executive Vice President and Director)	Executive Vice President and Chief Operating Officer, Odyssey Re Holdings Corp.	United States

ANNEX F
DIRECTORS AND EXECUTIVE OFFICERS OF
ZENITH INSURANCE COMPANY
     The following table sets forth certain information with respect to the directors and executive officers of Zenith Insurance Company.

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any
Corporation or other Organization in
Name	which such employment is conducted	Citizenship

Stanley R. Zax (Chief Executive Officer and Chairman of the Board of Directors)	Chief Executive Officer and Chairman of the Board of Directors, Zenith Insurance Company 21255 Califa St. Woodland Hills, CA 91367	United States

Janet D. Frank (President and Chief Operating Officer and Director)	President and Chief Operating Officer, Zenith Insurance Company 21255 Califa St. Woodland Hills, CA 91367	United States

Jack D. Miller (Vice Chairman and Director)	Vice Chairman, Zenith Insurance Company 21255 Califa St. Woodland Hills, CA 91367	United States

Michael E. Jansen (Executive Vice President and General Counsel and Director)	Executive Vice President and General Counsel, Zenith Insurance Company 21255 Califa St. Woodland Hills, CA 91367	United States

Kari L. Van Gundy (Executive Vice President, Chief Financial Officer and Treasurer and Director)	Executive Vice President, Chief Financial Officer & Treasurer, Zenith Insurance Company 21255 Califa St. Woodland Hills, CA 91367	United States

Robert E. Meyer (Executive Vice President and Chief Actuary)	Executive Vice President and Chief Actuary, Zenith Insurance Company 21255 Califa St. Woodland Hills, CA 91367	United States

Davidson M. Pattiz (Executive Vice President)	Executive Vice President, Zenith Insurance Company 21255 Califa St. Woodland Hills, CA 91367	United States

Hyman J. Lee Jr. (Senior Vice President and Assistant General Counsel and Secretary)	Senior Vice President and Assistant General Counsel and Secretary, Zenith Insurance Company 21255 Califa St. Woodland Hills, CA 91367	United States

ANNEX G
DIRECTORS AND EXECUTIVE OFFICERS OF
UNITED STATES FIRE INSURANCE COMPANY
     The following table sets forth certain information with respect to the directors and executive officers of United States Fire Insurance Company.

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any
Corporation or other Organization in
Name	which such employment is conducted	Citizenship

Douglas M. Libby (President, Chief Executive Officer, Chairman and Director)	President and Chief Executive Officer, Crum & Forster Holdings Corp. and various other insurance subsidiaries, 305 Madison Avenue Morristown, NJ 07962	United States

Mary Jane Robertson (Executive Vice President, Chief Financial Officer, Treasurer and Director)	Executive Vice President, Chief Financial Officer and Treasurer, Crum & Forster Holdings Corp. and various other insurance subsidiaries 305 Madison Avenue Morristown, NJ 07962	United States

Dennis J. Hammer (Senior Vice President, Controller and Director)	Senior Vice President and Controller, United States Fire Insurance Company 305 Madison Avenue Morristown, NJ 07962	United States

     ANNEX H
DIRECTORS AND EXECUTIVE OFFICERS OF
THE NORTH RIVER INSURANCE COMPANY
     The following table sets forth certain information with respect to the directors and executive officers of The North River Insurance Company.

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any
Corporation or other Organization in
Name	which such employment is conducted	Citizenship

Douglas M. Libby (President, Chief Executive Officer, Chairman and Director)	President and Chief Executive Officer, Crum & Forster Holdings Corp. and various other insurance subsidiaries, 305 Madison Avenue Morristown, NJ 07962	United States

Mary Jane Robertson (Executive Vice President, Chief Financial Officer, Treasurer and Director)	Executive Vice President, Chief Financial Officer and Treasurer, Crum & Forster Holdings Corp. and various other insurance subsidiaries, 305 Madison Avenue Morristown, NJ 07962	United States

Dennis J. Hammer (Senior Vice President, Controller and Director)	Senior Vice President and Controller, United States Fire Insurance Company, 305 Madison Avenue Morristown, NJ 07962	United States

Exhibit Index

Exhibit No.	Description
Ex. 1:
Joint filing agreement dated as of August 20, 2010 between V. Prem Watsa, 1109519 Ontario Limited, The Sixty Two Investment Company Limited, 810679 Ontario Limited, Fairfax Financial Holdings Limited, Odyssey America Reinsurance Corporation, Zenith Insurance Company, United States Fire Insurance Company and The North River Insurance Company.

Ex. 2:
6% Convertible Series A Preferred Stock Purchase Agreement, dated May 18, 2010, between Fairfax Financial Holdings Limited and Kennedy-Wilson Holdings, Inc. (incorporated by reference to Exhibit 10.1 to the Form 8-K, filed by Kennedy-Wilson Holdings, Inc. on May 21, 2010).

Ex. 3:
Registration Rights Agreement, dated May 21, 2010, between Fairfax Financial Holdings Limited and Kennedy-Wilson Holdings, Inc. (incorporated by reference to Exhibit 10.2 to the Form 8-K, filed by Kennedy-Wilson Holdings, Inc. on May 21, 2010).

Ex. 4:	Certificate of Designation of Series A Preferred Stock (incorporated by reference to Exhibit 3.1 to the Form 8-K, filed by Kennedy-Wilson Holdings, Inc. on May 21, 2010).
Ex. 5:
Convertible Series B Preferred Stock Purchase Agreement, dated August 11, 2010, between Fairfax Financial Holdings Limited and Kennedy-Wilson Holdings, Inc. (incorporated by reference to Exhibit 10.1 to the Form 8-K, filed by Kennedy-Wilson Holdings, Inc. on August 16, 2010).

Ex. 6:
Registration Rights Agreement, dated August 13, 2010, between Fairfax Financial Holdings Limited and Kennedy-Wilson Holdings, Inc. (incorporated by reference to Exhibit 10.2 to the Form 8-K, filed by Kennedy-Wilson Holdings, Inc. on August 16, 2010).

Ex. 7
Shareholders Agreement, dated August 13, 2010, between Fairfax Financial Holdings Limited, Kennedy-Wilson Holdings, Inc., William J. McMorrow and the William J. McMorrow Revocable Trust (incorporated by reference to Exhibit 10.3 to the Form 8-K, filed by Kennedy-Wilson Holdings, Inc. on August 16, 2010).

Ex. 8:	Certificate of Designation of Series B Preferred Stock (incorporated by reference to Exhibit 3.1 to the Form 8-K, filed by Kennedy-Wilson Holdings, Inc. on August 16, 2010).